SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934


                               DECEMBER 2001


                  Cambridge Antibody Technology Group PLC
              (Translation of Registrant's Name Into English)


        The Science Park, Melbourn, Cambridgeshire, SG8 6JJ, England
                  (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 20-F


         Form 20-F      X                Form 40-F
                    --------                        --------


         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


              Yes _________                   No _________


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-_____________


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                               EXHIBIT INDEX

         This filing contains the following exhibits.


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  EXHIBIT        DESCRIPTION
  -------        -----------

  99.1 Notifications to the London Stock Exchange concerning directors' shareholdings

  99.2 Notification to the London Stock Exchange concerning dealings by substantial shareholders

  99.3           Press release of 19 December 2001

  99.4           Press release of 19 December 2001












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                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date 21 December 2001                Cambridge Antibody Technology Group PLC


                                     By   /s/ Diane Mellett
                                         -----------------------
                                     Name:   Diane Mellett
                                     Title:  General Counsel